Exhibit 99.2

INDEX TO SEVENTY SEVEN ENERGY INC. FINANCIAL INFORMATION

Page
Unaudited Condensed Consolidated Financial Statements and Supplementary Data:
Condensed Consolidated Balance Sheets as of September 30, 2016 and December 31, 2015	1
Condensed Consolidated Statements of Operations for the Two Months Ended September 30, 2016, the One Month Ended July 31, 2016 and the Three Months Ended September 30, 2015	2
Condensed Consolidated Statement of Operations for the Two Months Ended September 30, 2016, the Seven Months Ended July 31, 2016 and the Nine Months Ended September 30, 2015	3
Condensed Consolidated Statements of Changes in Equity for the Seven Months Ended July 31, 2016 and the Two Months Ended September 30, 2016	4
Condensed Consolidated Statements of Cash Flows for the Two Months Ended September 30, 2016, the Seven Months Ended July 31, 2016 and the Nine Months Ended September 30, 2015	5
Notes to Unaudited Condensed Consolidated Financial Statements	7

SEVENTY SEVEN ENERGY INC.

(Debtor-in-possession June 7, 2016 through July 31, 2016)

Condensed Consolidated Balance Sheets (unaudited)

(in thousands, except share amounts)

	Successor	Predecessor
	As of September 30, 2016	As of December 31, 2015
Assets:
Current Assets:
Cash	$23,004	$130,648
Accounts receivable, net of allowance of $47 and $3,680 at September 30, 2016 and December 31, 2015, respectively	109,328	164,721
Inventory	11,303	18,553
Deferred income tax asset	—	1,499
Prepaid expenses and other	14,547	17,141

Total Current Assets	158,182	332,562

Property and Equipment:
Property and equipment, at cost	812,611	2,646,446
Less: accumulated depreciation	(29,566)	(1,116,026)
Property and equipment held for sale, net	8,418	—

Total Property and Equipment, Net	791,463	1,530,420

Other Assets:
Deferred financing costs	1,194	1,238
Other long-term assets	22,114	38,398

Total Other Assets	23,308	39,636

Total Assets	$972,953	$1,902,618

Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable	$19,228	$53,767
Current portion of long-term debt	5,000	5,000
Other current liabilities	45,043	98,318

Total Current Liabilities	69,271	157,085

Long-Term Liabilities:
Deferred income tax liabilities	—	60,623
Long-term debt, excluding current maturities	423,347	1,564,592
Other long-term liabilities	1,875	1,478

Total Long-Term Liabilities	425,222	1,626,693

Commitments and Contingencies (Note 13)
Stockholders’ Equity:
Predecessor common stock, $0.01 par value: authorized 250,000,000 shares; issued and outstanding 59,397,831 shares at December 31, 2015	—	594
Predecessor paid-in capital	—	350,770
Successor preferred stock, $0.01 par value: authorized 10,000,000 shares; zero outstanding at September 30, 2016	—	—
Successor common stock, $0.01 par value: authorized 90,000,000 shares; issued and outstanding 22,280,349 shares at September 30, 2016	223	—
Successor paid-in capital	514,765	—
Accumulated deficit	(36,528)	(232,524)

Total Stockholders’ Equity	478,460	118,840

Total Liabilities and Stockholders’ Equity	$972,953	$1,902,618

SEVENTY SEVEN ENERGY INC.

(Debtor-in-possession June 7, 2016 through July 31, 2016)

Condensed Consolidated Statements of Operations (unaudited)

(in thousands, except per share data)

	Successor	Predecessor
	Two Months Ended September 30, 2016	One Month Ended July 31, 2016	Three Months Ended September 30, 2015
Revenues:
Revenues	$79,656	$40,438	$213,541
Operating Expenses:
Operating costs	63,628	33,835	160,889
Depreciation and amortization	31,208	22,902	68,854
General and administrative	16,601	4,688	26,709
(Gains) losses on sales of property and equipment, net	(798)	285	1,804
Impairments and other	—	22	1,566

Total Operating Expenses	110,639	61,732	259,822

Operating Loss	(30,983)	(21,294)	(46,281)

Other (Expense) Income:
Interest expense	(6,185)	(2,374)	(25,480)
Gains on early extinguishment of debt	—	—	4,975
Loss from equity investee	—	—	(230)
Other income	886	391	942
Reorganization items, net	(246)	(16,465)	—

Total Other Expense	(5,545)	(18,448)	(19,793)

Loss Before Income Taxes	(36,528)	(39,742)	(66,074)
Income Tax Benefit	—	(28,102)	(17,544)

Net Loss	$(36,528)	$(11,640)	$(48,530)

Loss Per Common Share (Note 8)
Basic	$(1.66)	$(0.21)	$(0.95)
Diluted	$(1.66)	$(0.21)	$(0.95)
Weighted Average Common Shares Outstanding (Note 8)
Basic	22,041	55,847	51,117
Diluted	22,041	55,847	51,117

SEVENTY SEVEN ENERGY INC.

(Debtor-in-possession June 7, 2016 through July 31, 2016)

Condensed Consolidated Statements of Operations (unaudited)

(in thousands, except per share data)

	Successor	Predecessor
	Two Months Ended September 30, 2016	Seven Months Ended July 31, 2016	Nine Months Ended September 30, 2015
Revenues:
Revenues	$79,656	$333,919	$938,456
Operating Expenses:
Operating costs	63,628	237,014	731,627
Depreciation and amortization	31,208	162,425	226,779
General and administrative	16,601	66,667	95,436
Loss on sale of a business	—	—	34,989
(Gains) losses on sales of property and equipment, net	(798)	848	15,023
Impairments and other	—	6,116	16,720

Total Operating Expenses	110,639	473,070	1,120,574

Operating Loss	(30,983)	(139,151)	(182,118)

Other (Expense) Income:
Interest expense	(6,185)	(48,116)	(73,964)
Gains on early extinguishment of debt	—	—	18,061
Income from equity investee	—	—	877
Other income	886	2,318	1,889
Reorganization items, net (Note 4)	(246)	(29,892)	—

Total Other Expense	(5,545)	(75,690)	(53,137)

Loss Before Income Taxes	(36,528)	(214,841)	(235,255)
Income Tax Benefit	—	(59,131)	(74,455)

Net Loss	$(36,528)	$(155,710)	$(160,800)

Loss Per Common Share (Note 8)
Basic	$(1.66)	$(2.84)	$(3.24)
Diluted	$(1.66)	$(2.84)	$(3.24)
Weighted Average Common Shares Outstanding (Note 8)
Basic	22,041	54,832	49,627
Diluted	22,041	54,832	49,627

SEVENTY SEVEN ENERGY INC.

(Debtor-in-possession June 7, 2016 through July 31, 2016)

Condensed Consolidated Statement of Changes in Equity (Unaudited)

	Common Stock		Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
	(in thousands)
Balance at December 31, 2015 (Predecessor)	59,398	$594	$350,770	$(232,524)	$118,840
Net loss	—	—	—	(155,710)	(155,710)
Share-based compensation	(1,930)	(19)	36,889	—	36,870

Balance at July 31, 2016 (Predecessor)	57,468	$575	$387,659	$(388,234)	$—

Cancellation of Predecessor equity	(57,468)	(575)	(387,659)	388,234	—

Balance at August 1, 2016 (Predecessor)	—	$—	$—	$—	$—

Issuance of Successor common stock and warrants	22,000	220	510,010	—	510,230

Balance at August 1, 2016 (Successor)	22,000	$220	$510,010	$—	$510,230

Net loss	—	—	—	(36,528)	(36,528)
Share-based compensation	280	3	4,755	—	4,758

Balance at September 30, 2016 (Successor)	22,280	$223	$514,765	$(36,528)	$478,460

SEVENTY SEVEN ENERGY INC.

(Debtor-in-possession June 7, 2016 through July 31, 2016)

Condensed Consolidated Statements of Cash Flows (unaudited)

(in thousands)

	Successor	Predecessor
	Two Months Ended September 30, 2016	Seven Months Ended July 31, 2016	Nine Months Ended September 30, 2015
Cash Flows from Operating Activities:
Net Loss	$(36,528)	$(155,710)	$(160,800)
Adjustments to Reconcile Net Loss to Cash Provided by Operating Activities:
Depreciation and amortization	31,208	162,425	226,779
Accretion of discount on term loans	2,077	—	—
Accretion of discount on note receivable	(277)	—	—
Amortization of deferred financing costs	41	2,455	3,381
Gains on early extinguishment of debt	—	—	(18,061)
Loss on sale of a business	—	—	34,989
(Gains) losses on sales of property and equipment, net	(798)	848	15,023
Impairments and other	—	6,116	16,720
Income from equity investee	—	—	(877)
Non-cash reorganization items, net	—	9,185	—
Provision for doubtful accounts	47	1,406	1,930
Non-cash compensation	8,224	12,635	43,646
Deferred income tax benefit	—	(59,124)	(74,455)
Other	9	(10)	(810)
Changes in operating assets and liabilities	(11,755)	26,243	176,197

Net cash (used in) provided by operating activities	(7,752)	6,469	263,662

Cash Flows from Investing Activities:
Additions to property and equipment	(6,100)	(82,787)	(151,799)
Purchases of short-term investments	—	(6,242)	—
Proceeds from sales of assets	3,808	2,638	18,573
Proceeds from sale of a business	—	—	15,000
Proceeds from sales of short-term investments	—	6,236	—
Additions to investments	—	—	(112)
Other	14	29	3,434

Net cash used in investing activities	(2,278)	(80,126)	(114,904)

Cash Flows from Financing Activities:
Borrowings from revolving credit facility	—	—	160,100
Payments on revolving credit facility	—	—	(210,600)
Payments to extinguish senior notes	—	—	(31,305)
Proceeds from issuance of term loan, net of issuance costs	—	—	94,481
Payments on term loan	(1,250)	(17,500)	(3,500)
Deferred financing costs	—	(1,235)	(784)
Other	(3,466)	(506)	(1,822)

Net cash (used in) provided by financing activities	(4,716)	(19,241)	6,570

Net (decrease) increase in cash	(14,746)	(92,898)	155,328
Cash, beginning of period	37,750	130,648	891

Cash, end of period	$23,004	$37,750	$156,219

SEVENTY SEVEN ENERGY INC.

(Debtor-in-possession June 7, 2016 through July 31, 2016)

Condensed Consolidated Statements of Cash Flows (unaudited) — (Continued)

Supplemental disclosures to the condensed consolidated financial statements of cash flows are presented below:

	Successor	Predecessor
	Two Months Ended September 30, 2016	Seven Months Ended July 31, 2016	Nine Months Ended September 30, 2015
Supplemental Disclosure of Significant Non-Cash Investing and Financing Activities:
Increase (decrease) in other current liabilities related to purchases of property and equipment	$1,363	$(3,351)	$(9,459)
Note receivable received as consideration for sale of a business	$—	$—	$27,000
Supplemental Disclosure of Cash Payments:
Interest paid, net of amount capitalized	$2,620	$30,814	$69,181

SEVENTY SEVEN ENERGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Risks and Uncertainties

Basis of Presentation

The accompanying condensed consolidated financial statements of Seventy Seven Energy Inc. (“SSE,” “Company,” “we,” “us,” “our” or “ours”) were prepared using accounting principles generally accepted in the United States (“GAAP”) for interim financial information. All material adjustments (consisting solely of normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results for the interim periods have been reflected. Certain footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been appropriately condensed or omitted. Therefore, these interim condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015 contained in our Annual Report on Form 10-K (Commission File No. 001-36354) filed with the U.S. Securities and Exchange Commission (“SEC”) on February 17, 2016. As described below, however, such prior financial statements may not be comparable to our interim financial statements due to the adoption of fresh-start accounting.

On June 7, 2016 (the “Petition Date”), SSE and its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief (the “Bankruptcy Petitions”) under Chapter 11 of the United States Code (“Chapter 11” or the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), case number 16-11409. The Debtors continued to operate their business as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. The subsidiary Debtors in these Chapter 11 cases were Seventy Seven Operating LLC (“SSO”), Seventy Seven Land Company LLC, Seventy Seven Finance Inc. (“SSF”), Performance Technologies, L.L.C., PTL Prop Solutions, L.L.C., Western Wisconsin Sand Company, LLC, Nomac Drilling, L.L.C., SSE Leasing LLC, Keystone Rock & Excavation, L.L.C. and Great Plains Oilfield Rental, L.L.C., which represent all subsidiaries of SSE. On July 14, 2016, the Bankruptcy Court issued an order (the “Confirmation Order”) confirming the Joint Pre-packaged Plan of Reorganization (as amended and supplemented, as the “Plan”) of the Debtors. On August 1, 2016 (the “Effective Date”), the Plan became effective pursuant to its terms and the Debtors emerged from their Chapter 11 cases.

Upon emergence from bankruptcy, the Company adopted fresh-start accounting and became a new entity for financial reporting purposes. As a result of the application of fresh-start accounting and the effects of the implementation of the Plan, the Company’s condensed consolidated financial statements on or after August 1, 2016 are not comparable with the financial statements prior to the Effective Date. See Note 3 for additional discussion.

Subsequent to the Petition Date, all expenses, gains and losses directly associated with the reorganization are reported as Reorganization items, net in the accompanying statements of operations.

References to “Successor” or “Successor Company” relate to SSE on and subsequent to August 1, 2016. References to “Predecessor” or “Predecessor Company” relate to SSE prior to August 1, 2016. References to “Current Successor Quarter” relate to the two months ended September 30, 2016 and “Current Predecessor Quarter” relate to the one month ended July 31, 2016. References to “Current Predecessor Period” relate to the seven months ended July 31, 2016, and “Prior Predecessor Quarter” and “Prior Predecessor Period” relate to the three and nine months ended September 30, 2015, respectively. All significant intercompany accounts and transactions within SSE have been eliminated.

Risks and Uncertainties

We operate in a highly cyclical industry. The main factor influencing demand for oilfield services is the level of drilling and completions activity by E&P companies, which in turn depends largely on current and anticipated future crude oil and natural gas prices and production depletion rates. Demand for oil and natural gas is cyclical and is subject to large and rapid fluctuations. When oil and natural gas price increases occur, producers increase their capital expenditures, which generally results in greater revenues and profits for oilfield service companies. The increased capital expenditures also ultimately result in greater production, which historically has resulted in increased supplies and reduced prices that, in turn, tend to reduce demand for oilfield services. For these reasons, our results of operations may fluctuate from quarter-to-quarter and from year-to-year.

The sustained decline in commodity prices since mid-2014 has dramatically reduced the level of onshore United States drilling and completions activity and, consequently, the demand for our services. The current downturn has begun to show signs of improvement, however, any long-term recovery continues to be uncertain and is dependent on a number of economic, geopolitical and monetary policy factors that are outside our control. Until there is a sustained recovery in commodity prices, we expect that reduced equipment utilization levels and pricing pressure across each of our operating segments will persist. If drilling and completions activity remains at depressed levels or worsens, it would likely have a material adverse impact on our business, financial condition, cash flows and results of operations.

2.	Emergence from Voluntary Reorganization under Chapter 11 Proceedings and Related Events

On May 12, 2016, the Company and all of its wholly owned subsidiaries entered into a Second Amended and Restated Restructuring Support Agreement (the “Restructuring Support Agreement”) with (i) certain noteholders of the 6.625% senior unsecured notes due 2019 of SSO and SSF (the “2019 Notes”), (ii) certain lenders under the Company’s Incremental Term Supplement (Tranche A) loan (the “Incremental Term Loan”), (iii) certain lenders under the Company’s $400.0 million Term Loan Credit Agreement dated June 25, 2014 (the “Term Loan”), and (iv) certain noteholders of the 6.50% senior unsecured notes due 2022 of the Company (the “2022 Notes”).

On June 7, 2016, the Debtors filed the Bankruptcy Petitions for reorganization under Chapter 11 in the Bankruptcy Court. The filings of the Bankruptcy Petitions constituted an event of default with respect to the 2019 Notes, the 2022 Notes, the Term Loan (see Note 11) and the Incremental Term Loan (see Note 11) (collectively, the “Outstanding Debt”) and constituted an event of default under our pre-petition revolving credit facility. Pursuant to Chapter 11, the filing of the Bankruptcy Petitions automatically stayed most actions against the Debtors, including actions to collect indebtedness incurred prior to the filing of the Bankruptcy Petitions or to exercise control over the Debtor’s property. Accordingly, although the Bankruptcy Petitions triggered defaults under the Outstanding Debt, creditors were generally stayed from taking action as a result of these defaults. These defaults were deemed waived or cured upon the Effective Date of the Plan. The Debtors also filed the Plan and a related solicitation and disclosure statement on June 7, 2016.

On July 14, 2016, the Bankruptcy Court entered the Confirmation Order. The Debtors satisfied the remaining conditions to effectiveness contemplated under the Plan and emerged from Chapter 11 on August 1, 2016.

The Plan contemplated that we continue our day-to-day operations substantially as previously conducted and that all of our commercial and operational contracts remained in effect in accordance with their terms preserving the rights of all parties. The significant elements of the Plan included:

•	payment in full in the ordinary course of all trade creditors and other general unsecured creditors;

•	the exchange of the full $650.0 million of the 2019 Notes into 96.75% of new common stock issued in the reorganization (the “New Common Stock”);

•	the exchange of the full $450.0 million of the 2022 Notes for 3.25% of the New Common Stock as well as warrants exercisable for 15% of the New Common Stock at predetermined equity values;

•	the issuance to our existing common stockholders of two series of warrants exercisable for an aggregate of 20% of the New Common Stock at predetermined equity values;

•	the maintenance of our $400.0 million existing secured Term Loan while the lenders holding Term Loans (i) received (a) payment of an amount equal to 2% of the Term Loans; and (b) as further security for the Term Loans, second-priority liens and security interests in the collateral securing the company’s New ABL Credit Facility (as defined herein), which collateral, together with the existing collateral securing the Term Loans and Tranche A Incremental Term Loans, is governed by an inter-creditor agreement among the applicable secured parties; and (ii) continued to hold Term Loans under the Term Loan Credit Agreement, as amended to reflect, among other modifications, the reduction of the maturity date of the Term Loans by one year and an affirmative covenant by the Company to use commercially reasonably efforts to maintain credit ratings for the Term Loans; and

•	the payment of a consent fee equal to 2% of the Incremental Term Loan plus $15.0 million of the outstanding Incremental Term Loan balance, together with the maintenance of the remaining $84.0 million balance of the Incremental Term Loan on identical terms other than the suspension of any prepayment premium for a period of 18 months.

The Plan effectuated, among other things, a substantial reduction in our debt, including $1.1 billion in the aggregate of the face amount of the 2019 Notes and 2022 Notes.

In accordance with the Plan, on the Effective Date, we issued an aggregate of 22,000,000 shares of New Common Stock to the holders of the 2019 and 2022 Notes.

In accordance with the Plan, on the Effective Date, we entered into a warrant agreement with Computershare Inc. and Computershare Trust Company, N.A., as the warrant agent, (the “Warrant Agreement”) and issued three series of warrants to holders of 2022 Notes and to our existing common stockholders as follows:

•	We issued Series A Warrants (“Series A Warrants”), which are exercisable until August 1, 2021, to purchase up to an aggregate of 3,882,353 shares of New Common Stock, at an exercise price of $23.82 per share, to holders of the 2022 Notes.

•	We issued Series B Warrants (“Series B Warrants”), which are exercisable until August 1, 2021, to purchase up to an aggregate of 2,875,817 shares of New Common Stock, at an exercise price of $69.08 per share, to our existing common stockholders.

•	We issued Series C Warrants (“Series C Warrants,” and, together with the Series A Warrants and Series B Warrants, the “Warrants”), which are exercisable until August 1, 2023, to purchase up to an aggregate of 3,195,352 shares of New Common Stock at an exercise price of $86.93 per share, to our existing common stockholders.

All unexercised Warrants will expire and the rights of the holders of such warrants (the “Warrant Holders”) to purchase shares of New Common Stock will terminate on the first to occur of (i) the close of business on their respective expiration dates or (ii) the date of completion of (A) any Affiliated Asset Sale (as defined in the Warrant Agreement), or (B) a Change of Control (as defined in the Warrant Agreement). Following the Effective Date, there are 3,882,353 Series A Warrants, 2,875,817 Series B Warrants and 3,195,352 Series C Warrants outstanding.

In accordance with the Plan, on September 20, 2016, the Company adopted the Seventy Seven Energy Inc. 2016 Omnibus Incentive Plan (the “2016 Omnibus Incentive Plan”) (see Note 14).

Successor Issuer

Pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Series B Warrants and Series C Warrants are deemed to be registered under Section 12(b) of the Exchange Act, and the Company is deemed to be the successor registrant to the Company in its state before the Effective Date. Such registration expired on September 6, 2016, and we filed a Registration Statement on Form 8-A to effect the registration of the Series B Warrants and Series C Warrants under Section 12(g) of the Exchange Act. As a result, the Company remains subject to the reporting requirements of the Exchange Act following the Effective Date.

Trading of New Common Stock

The New Common Stock is not traded on a national securities exchange. The Company can provide no assurance that the New Common Stock will trade on a nationally recognized market or an over-the-counter market, whether broker-dealers will provide public quotes of the reorganized Company’s common stock on an over-the-counter market, whether the trading volume on an over-the-counter market of the Company’s common stock will be sufficient to provide for an efficient trading market or whether quotes for the Company’s common stock may be blocked by the OTC Markets Group in the future.

Registration Rights Agreement

On the Effective Date, by operation of the Plan, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain funds affiliated with and/or managed by each of Blue Mountain Capital Management, LLC, Axar Capital Management, LLC and Mudrick Capital Management, LLC (collectively, the “Registration Rights Holders”).

The Registration Rights Agreement provides certain demand registration rights to the Registration Rights Holders at any time following the six-month anniversary of the Effective Date. The Company will not be required to effect more than (i) four demand registrations delivered by each Registration Rights Holder or (ii) one demand registration delivered by any holder in any 180-day period.

If, following the six-month anniversary of the Effective date, the Company qualifies for the use of Form S-3, the Registration Rights Holders may require the Company, subject to restrictions set forth in the Registration Rights Agreement, to file a shelf registration statement on Form S-3 covering the resale of such holder’s registrable securities.

In addition, if the Company proposes to register shares of its New Common Stock in certain circumstances, the Registration Rights Holders will have certain “piggyback” registration rights, subject to restrictions set forth in the Registration Rights Agreement, to include their shares of New Common Stock in the registration statement.

Senior Secured Debtor-In-Possession Credit Agreement; New ABL Credit Facility

On June 8, 2016, in connection with the filings of the Bankruptcy Petitions, the Company, with certain of our subsidiaries as borrowers, entered into a senior secured debtor-in-possession credit facility (the “DIP Facility”) with total commitments of $100.0 million. See Note 11 for additional discussion related to the DIP Facility.

On the Effective Date, by operation of the Plan, the DIP Facility was amended and restated, and the outstanding obligations pursuant thereto were converted to obligations under a senior secured revolving credit facility in an aggregate principal amount of up to $100.0 million (the “New ABL Credit Facility”).

New Directors

On the Effective Date, in accordance with the Plan and pursuant to the Stockholders Agreement that we entered into with certain stockholders on the Effective Date, Jerry Winchester and Edward J. DiPaolo, who were existing directors of the Company, and Andrew Axelrod, Victor Danh, Steven Hinchman, David King and Doug Wall became members of the Board until the first annual meeting of the Company’s stockholders to be held in 2017, and their respective successors are duly elected and qualified or until their earlier death, resignation or removal.

Conversion to Delaware Corporation

Effective July 22, 2016, in accordance with the Plan and with the laws of the State of Delaware and the State of Oklahoma, we converted our form of organization from an Oklahoma corporation (the “Oklahoma Predecessor Corporation”) to a Delaware limited liability company and, immediately thereafter, to a Delaware corporation (the “Delaware Successor Corporation”). As a result of the conversions, the equity holders of the Oklahoma Predecessor Corporation became the equity holders of the Delaware Successor Corporation. The name of the Company remains “Seventy Seven Energy Inc.”

For purposes of Delaware law, the Delaware Successor Corporation is deemed to be the same entity as the Company before the conversions, and its existence is deemed to have commenced on the date of original incorporation of the Company. Furthermore, under Delaware law, the rights, assets, operations, liabilities and obligations that comprised the going business of the Company before the conversions remain the rights, assets, operations, liabilities and obligations of the Company after the conversions.

3.	Fresh-Start Accounting

In connection with the Company’s emergence from Chapter 11, the Company applied the provisions of fresh-start accounting, pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification

(“ASC”) 852, Reorganizations, (“ASC 852”), to its condensed consolidated financial statements. The Company qualified for fresh-start accounting because (i) the holders of existing voting shares of the Predecessor Company received less than 50% of the voting shares of the Successor Company and (ii) the reorganization value of the Company’s assets immediately prior to confirmation was less than the post-petition liabilities and allowed claims. The Company applied fresh-start accounting as of August 1, 2016, which was the date of emergence from Chapter 11. Adopting fresh-start reporting results in a new reporting entity with no beginning retained earnings or accumulated deficit. The cancellation of all existing common shares outstanding on the Effective Date and issuance of new shares of the reorganized entity caused a related change of control of the Company under ASC 852 as the holders of existing voting shares immediately before confirmation received less than 50% of the voting shares of the Successor Company.

Reorganization value represents the fair value of the Successor Company’s assets before considering liabilities. Upon the application of fresh-start accounting, the Company allocated the reorganization value to its individual assets based on their estimated fair values.

Reorganization Value

In support of the Plan, the enterprise value of the Successor Company was estimated and approved by the Bankruptcy Court to be in the range of $700 million to $900 million. The Company used the high end of the Bankruptcy Court approved enterprise value of the Successor Company of $900 million as its estimated enterprise value.

The following table reconciles the enterprise value to the estimated fair value of Successor common stock as of the Effective Date (in thousands, except per share value):

Enterprise value	$900,000
Plus: Cash and cash equivalents	37,750
Less: Fair value of debt	(427,520)
Less: Fair value of warrants	(24,733)

Fair value of Successor common stock	$485,497

Shares outstanding at August 1, 2016	22,000
Per share value	$22.07

In connection with fresh-start accounting, the Company’s debt was recorded at fair value of $427.5 million as determined using a market approach. The difference between the $475.8 million face amount and the fair value recorded in fresh-start accounting is being amortized over the life of the debt. The fair value of the Company’s debt was estimated using Level 2 inputs.

The fair values of the Series A, Series B and Series C Warrants were estimated to be $4.62, $1.03 and $1.20, respectively. The fair value of the Warrants were estimated using a Black-Scholes pricing model with the following assumptions:

	Series A	Series B	Series C
Stock price	$16.27	$13.83	$12.45
Strike price	$23.82	$69.08	$86.93
Expected volatility	50%	50%	50%
Expected dividend rate	0%	0%	0%
Risk free interest rate	1.26%	1.26%	1.57%
Expiration date	5 years	5 years	7 years

The fair value of these warrants was estimated using Level 2 inputs.

The following table reconciles the enterprise value to the estimated reorganization value as of the Effective Date (in thousands):

Enterprise value	$900,000
Plus: Cash and cash equivalents	37,750
Plus: Fair value of non-debt working capital liabilities	63,365
Plus: Fair value of non-debt long-term liabilities	1,933

Reorganization value of Successor assets	$1,003,048

In determining reorganization value, the Company estimated fair value for property and equipment using significant unobservable inputs (Level 3) based on market and income approaches. SSE commissioned third-party appraisal services to estimate the fair value of its revenue-generating fixed assets and considered current market conditions and management’s judgment to estimate the fair value of non-revenue-generating assets. Additionally, the Company utilized the discounted cash flow method on certain assets. SSE estimated future cash flows for the period August 1, 2016 to July 31, 2026 and discounted the estimated future cash flows to present value based on weighted average cost of capital.

Reorganization value and enterprise value were estimated using various projections and assumptions that are inherently subject to significant uncertainties that are beyond our control. Accordingly, the estimates set forth herein are not necessarily indicative of actual outcomes, and there can be no assurance that the estimates, projections or assumptions will be realized.

Consolidated Balance Sheet

The adjustments set forth in the following consolidated balance sheet reflect the effect of the consummation of the transactions contemplated by the Plan (reflected in the column “Reorganization Adjustments”) as well as estimated fair value adjustments as a result of the adoption of fresh-start accounting (reflected in the column “Fresh-Start Adjustments”). The explanatory notes highlight methods used to determine estimated fair values or other amounts of assets and liabilities, as well as significant assumptions.

	July 31, 2016 Predecessor Company	Reorganization Adjustments		Fresh-Start Adjustments		August 1, 2016 Successor Company
	(in thousands, except share amounts)
Assets:
Current Assets:
Cash and cash equivalents	$71,376	$(33,626	)(1)	$—		$37,750
Accounts receivable, net	94,024	—		—		94,024
Inventory	13,422	—		—		13,422
Deferred income tax asset	20,773	(20,773	)(2)	—		—
Prepaid expenses and other	15,309	—		—		15,309

Total Current Assets	214,904	(54,399)		—		160,505

Property and Equipment:
Property and equipment, at cost	2,681,896	—		(1,862,505	)(10)	819,391
Less: accumulated depreciation	(1,244,536)	—		1,244,536	(10)	—

Total Property and Equipment, Net	1,437,360	—		(617,969)		819,391

Other Assets:
Deferred financing costs	—	1,235	(3)	—		1,235
Other long-term assets	39,098	—		(17,181	)(11)	21,917

Total Other Assets	39,098	1,235		(17,181)		23,152

Total Assets	$1,691,362	$(53,164)		$(635,150)		$1,003,048

Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts Payable	$21,418	$—		$—		$21,418
Current portion of long-term debt	5,000	—		—		5,000
Other current liabilities	59,338	(17,391	)(4)	—		41,947

Total Current Liabilities	85,756	(17,391)		—		68,365

	July 31, 2016 Predecessor Company	Reorganization Adjustments		Fresh-Start Adjustments		August 1, 2016 Successor Company
	(in thousands, except share amounts)
Long-Term Liabilities:
Deferred income tax liabilities	47,868	(46,638	)(2)	(1,230	)(12)	—
Long-term debt, excluding current maturities	475,852	(14,226	)(5)	(39,106	)(13)	422,520
Other long-term liabilities	1,933	—		—		1,933
Liabilities subject to compromise	1,135,493	(1,135,493	)(6)	—		—

Total Long-Term Liabilities	1,661,146	(1,196,357)		(40,336)		424,453

Commitments and Contingencies
Stockholders’ Equity:
Predecessor common stock, $0.01 par value: authorized 250,000,000 shares; issued and outstanding 57,467,915	575	(575	)(7)	—		—
Predecessor paid-in capital	387,659	(387,659	)(7)	—		—
Successor common stock, $0.01 par value: authorized 90,000,000 shares; issued and outstanding 22,000,000	—	220	(8)	—		220
Successor paid-in capital	—	510,010	(8)	—		510,010
Retained earnings (accumulated deficit)	(443,774)	1,038,588	(9)	(594,814	)(14)	—

Total Stockholders’ Equity (Deficit)	(55,540)	1,160,584		(594,814)		510,230

Total Liabilities and Stockholders’ Equity	$1,691,362	$(53,164)		$(635,150)		$1,003,048

Reorganization Adjustments

1. Reflects the cash payments recorded as of the Effective Date from implementation of the Plan (in thousands):

Predecessor liabilities paid upon emergence	$17,391
Partial repayment of Incremental Term Loan	15,000
Debt issuance costs	1,235

Total	$33,626

2. Reflects the tax adjustments and corresponding change in valuation allowance as a result of the Company’s emergence from Chapter 11 bankruptcy.

3. Reflects the $1.2 million of debt issuance costs incurred related to the New ABL Credit Facility.

4. Reflects $17.4 million paid in professional fees associated with the implementation of the Plan that were included in other current liabilities.

5. Reflects the $15.0 million principal payment on the Incremental Term Loan and write-off of related deferred issuance costs of $0.8 million.

6. Liabilities subject to compromise were settled as follows in accordance with the Plan (in thousands):

6.625% Senior Notes due 2019	$650,000
6.50% Senior Notes due 2022	450,000
Accrued interest	35,493

Liabilities subject to compromise of the Predecessor Company	1,135,493
Fair value of equity issued to holders of the senior notes of the Predecessor Company	(503,434)

Gain on settlement of liabilities subject to compromise	$632,059

7. Reflects the cancellation of the Predecessor Company equity to retained earnings.

8. Reflects the issuance of 22.0 million shares of common stock at a per share price of $22.07 to the holders of the Predecessor Company’s 2019 and 2022 Notes and 9.954 million warrants to purchase up to 35% of the Successor Company’s equity valued at $24.7 million with a weighted average per unit value of $2.48.

9. Reflects the cumulative impact of the reorganization adjustments discussed above (in thousands):

Gain on settlement of liabilities subject to compromise	$632,059
Fair value of warrants issued to Predecessor stockholders	(6,797)
Cancellation of Predecessor Company equity	388,234
Tax impact of reorganization adjustments	25,865
Other reorganization adjustments	(773)

Net impact to retained earnings (accumulated deficit)	$1,038,588

The net gain on reorganization adjustments totaled $624.5 million and is included in reorganization items, net in the statement of operations. The cancellation of Predecessor Company equity was recorded as a direct reduction to retained earnings and had no impact to the statement of operations.

Fresh-Start Adjustments

10. Reflects a $618.0 million reduction in the net book value of property and equipment to estimated fair value.

•	To estimate the fair value of drilling rigs and related equipment, hydraulic fracturing equipment and oilfield rental equipment, the Company commissioned a third-party appraisal service to value such assets using a market approach. This approach relies upon recent sales and offerings of similar assets.

•	To estimate the fair value of land and buildings and other property and equipment, the Company considered recent comparable sales as well as current market conditions and demand.

•	The fair value of these assets was estimated using significant unobservable inputs (Level 3) based on market and income approaches.

The following table summarizes the components of property and equipment, net of the Predecessor Company and Successor Company (in thousands):

	Successor	Predecessor
Drilling rigs and related equipment	$510,902	$1,019,792
Hydraulic fracturing equipment	127,438	157,236
Oilfield rental equipment	34,313	52,397
Land and buildings	118,759	170,110
Other	27,979	37,825

Total	$819,391	$1,437,360

For property and equipment owned at August 1, 2016, the depreciable lives were revised to reflect remaining estimated useful lives.

11. An adjustment of $17.2 million was recorded to decrease other long-term assets to estimated fair value based on the following:

•	The Company recorded a $6.5 million adjustment to decrease the book value of the Note Receivable (as defined in Note 6) to fair value. Fair value of the Note Receivable was estimated using Level 2 inputs based on a market approach.

•	Based on management’s judgment and the current economics of the industry, the Company recorded additional adjustments totaling $10.7 million to decrease other long-term assets to fair value.

12. Reflects the tax adjustments and corresponding change in valuation allowance as a result of the Company’s emergence from Chapter 11 bankruptcy proceedings.

13. Represents a $39.1 million adjustment to record the Term Loan and Incremental Term Loan at fair value using Level 2 inputs, including the write-off of the remaining balance of deferred issuance costs totaling $9.1 million.

14. Reflects the cumulative impact of fresh-start adjustments as discussed above (in thousands):

Property and equipment fair value adjustment	$(617,969)
Other long-term assets fair value adjustments	(17,181)
Long-term debt fair value adjustment	39,106

Net loss on fresh-start adjustments	(596,044)
Tax impact on fresh-start adjustments	1,230

Net impact to retained earnings (accumulated deficit)	$(594,814)

The $596.0 million net loss on fresh-start adjustments is included in reorganization items, net in the statement of operations.

4.	Reorganization Items, Net

Reorganization items represent liabilities settled, net of amounts incurred subsequent to the Chapter 11 filing as a direct result of the Plan and are classified as Reorganization items, net in our condensed consolidated statement of operations. The following table summarizes reorganization items (in thousands):

	Successor	Predecessor
	Period from August 1, 2016 to September 30, 2016	Period from January 1, 2016 to July 31, 2016
Net gain on settlement of liabilities subject to compromise	$—	$(632,059)
Net loss on fresh-start adjustments	—	596,044
Stock-based compensation acceleration expense	—	25,086
Professional fees	246	20,228
Write-off of debt issuance costs	—	13,318
Fair value of warrants issued to Predecessor stockholders	—	6,797
DIP credit agreement financing costs	—	478

Total	$246	$29,892

For the periods from August 1, 2016 to September 30, 2016 and January 1, 2016 to July 31, 2016, cash payments for reorganization items totaled $0.4 million and $18.6 million, respectively.

5.	Significant Accounting Policies

Fresh-Start Accounting

As discussed in Note 3, the Company applied fresh-start accounting upon emergence from bankruptcy on August 1, 2016 which resulted in the Company becoming a new entity for financial reporting purposes. Upon adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of the Effective Date. The Effective Date fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in our historical condensed consolidated balance sheet. The effects of the Plan and the application of fresh-start accounting were reflected in our condensed consolidated financial statements as of August 1, 2016 and the related adjustments thereto were recorded in our condensed consolidated statements of operations as reorganization items for the periods prior to August 1, 2016 (Predecessor Company).

As a result, our condensed consolidated balance sheets and condensed consolidated statement of operations subsequent to the Effective Date will not be comparable to our condensed consolidated balance sheets and statements of operations prior to the Effective Date. Our condensed consolidated financial statements and related footnotes are presented with a black line division which delineates the lack of comparability between amounts presented on or after August 1, 2016 and dates prior thereto. Our financial results for future periods following the application of fresh-start accounting will be different from historical trends, and such differences may be material.

6.	Sale of Hodges Trucking Company, L.L.C.

On June 14, 2015, we sold Hodges Trucking Company, L.L.C. (“Hodges”), our previously wholly-owned subsidiary that provided drilling rig relocation and logistics services, to Aveda Transportation and Energy Services Inc. (“Aveda”) for aggregate consideration of $42.0 million. At the time of the sale, Hodges owned 270 rig relocation trucks and 65 cranes and forklifts. The sale did not include the land and buildings used in Hodges’ operations.

The consideration received consisted of $15.0 million in cash and a $27.0 million secured promissory note due June 15, 2020 (the “Note Receivable”). The Note Receivable bears a fixed interest rate of 9.00% per annum, which is payable quarterly in arrears beginning on June 30, 2015. Aveda can, at any time, make prepayments of principal before the maturity date without premium or penalty. The Note Receivable is secured by a second lien on substantially all of Aveda’s fixed assets and accounts receivable. The Note Receivable is presented in other long-term assets on our condensed consolidated balance sheet.

In connection with fresh-start accounting (see Note 3), the Note Receivable was recorded at fair value of $20.5 million using an income approach. The difference between the $27.0 million face amount and the fair value recorded in fresh-start accounting is being accreted over the remaining life of the Note Receivable.

We recognized interest income of $0.4 million, $0.2 million and $1.4 million during the Current Successor Quarter, Current Predecessor Quarter and Current Predecessor Period, respectively, related to the Note Receivable. We recognized interest income of $0.6 million and $0.7 million during the Prior Predecessor Quarter and Prior Predecessor Period, respectively, related to the Note Receivable.

We recognized a loss of $35.0 million on the sale of Hodges during the Prior Predecessor Period. Additionally, we recognized $2.1 million of stock-based compensation expense related to the vesting of restricted stock held by Hodges employees and $0.6 million of severance-related costs during the Prior Predecessor Period.

Hodges was included in our oilfield trucking segment. The sale of Hodges did not qualify as discontinued operations because the sale did not represent a strategic shift that had or will have a major effect on our operations or financial results.

7.	Change in Accounting Estimate

We review the estimated useful lives of our property and equipment on an ongoing basis. Based on this review in the first quarter of 2015, we concluded that the estimated useful lives of certain drilling rig components and certain drilling rigs were shorter than the estimated useful lives used for depreciation in our consolidated financial statements. We reflected this useful life change as a change in estimate, effective January 1, 2015, which increased depreciation expense by $0.6 million and $13.7 million during the Prior Predecessor Quarter and Prior Predecessor Period, respectively. For the Prior Predecessor Quarter and Prior Predecessor Period, these changes increased our net loss by $0.4 million and $9.3 million, respectively, and increased our basic and diluted loss per share by $0.01 and $0.19, respectively.

8.	Earnings Per Share

Upon emergence from bankruptcy on August 1, 2016, the Company’s then outstanding common stock was cancelled and the New Common Stock and Warrants were issued.

Basic earnings per share is computed using the weighted average number of shares of common stock outstanding and includes the effect of any participating securities as appropriate. Participating securities consist of unvested restricted stock issued to our employees and non-employee directors that provide nonforfeitable dividend rights and are required to be included in the computation of our basic earnings per share using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities according to dividends declared and participation rights in undistributed earnings. Diluted earnings per share is computed using the weighted average shares outstanding for basic earnings per share, plus the dilutive effect of stock options for the Predecessor periods and warrants for the Successor period. For the Predecessor periods, the dilutive effect of unvested restricted stock and stock options was determined using the treasury stock method, which assumes the amount of unrecognized compensation expense related to unvested share-based compensation awards is used to repurchase shares at the average market price for the period. For the Successor period, the dilutive effect of warrants is determined using the treasury stock method, which assumes that any proceeds obtained upon the exercise of the warrants would be used to purchase common stock at the average market price for the period.

	Successor	Predecessor		Successor	Predecessor
	Two Months Ended September 30, 2016	One Month Ended July 31, 2016	Three Months Ended September 30, 2015	Two Months Ended September 30, 2016	Seven Months Ended July 31, 2016	Nine Months Ended September 30, 2015
		(In thousands, except per share data)
Basic earnings per share:
Allocation of earnings:
Net loss	$(36,528)	$(11,640)	$(48,530)	$(36,528)	$(155,710)	$(160,800)

Weighted average shares outstanding, basic	22,041	55,847	51,117	22,041	54,832	49,627

Basic loss per share	$(1.66)	$(0.21)	$(0.95)	$(1.66)	$(2.84)	$(3.24)

Diluted earnings per share:
Allocation of earnings:
Net loss	$(36,528)	$(11,640)	$(48,530)	$(36,528)	$(155,710)	$(160,800)

Weighted average shares outstanding, diluted(a)(b)(c)	22,041	55,847	51,117	22,041	54,832	49,627

Diluted loss per share	$(1.66)	$(0.21)	$(0.95)	$(1.66)	$(2.84)	$(3.24)

(a)	No incremental shares of potentially dilutive restricted stock awards or units were included for the periods presented as their effect was antidilutive under the treasury stock method.
(b)	The exercise price of stock options exceeded the average market price of our common stock during the Current Predecessor Quarter, the Current Predecessor Period, the Prior Predecessor Quarter and the Prior Predecessor Period. Therefore, the stock options were not dilutive.
(c)	The exercise price of warrants exceeded the average market price of our common stock during the Current Successor Quarter. Therefore, the warrants were not dilutive.

9.	Property and Equipment Held for Sale

During the Current Successor Quarter, we identified certain drilling rigs to sell. We are required to present such assets at the lower of carrying amount or fair value less the anticipated costs to sell at the time they meet the criteria for held-for-sale accounting. Estimated fair value was based on the expected sales price, less costs to sell. Included in property and equipment held for sale on our consolidated balance sheet was $8.4 million as of September 30, 2016. These assets are included in our drilling segment.

10.	Asset Sales and Impairments and Other

Asset Sales

During the Current Successor Quarter and Current Predecessor Period, we sold assets, primarily consisting of real estate and ancillary equipment, for $5.7 million and $3.3 million, respectively. During the nine months ended September 30, 2015, we sold our water hauling assets for $6.5 million, which consisted of property and equipment that had a total carrying amount of $12.3 million, and other ancillary equipment for $12.1 million. We recorded net (gains) losses on sales of property and equipment of approximately ($0.8) million, $0.8 million and $15.0 million related to these asset sales during the Current Successor Quarter, Current Predecessor Period and Prior Predecessor Period, respectively.

Impairments and Other

A summary of our impairments and other is as follows (in thousands):

	Successor	Predecessor		Successor	Predecessor
	Two Months Ended September 30, 2016	One Month Ended July 31, 2016	Three Months Ended September 30, 2015	Two Months Ended September 30, 2016	Seven Months Ended July 31, 2016	Nine Months Ended September 30, 2015
Drilling rigs held for use	$—	$—	$—	$—	$305	$3,290
Drilling-related services equipment	—	—	—	—	2,900	8,687
Trucking and water disposal equipment	—	—	—	—	—	2,737
Other	—	22	1,566	—	2,911	2,006

Total impairments and other	$—	$22	$1,566	$—	$6,116	$16,720

We recognized $0.3 million and $3.3 million of impairment charges during the Current Predecessor Period and Prior Predecessor Period, respectively, for certain drilling rigs that we deemed to be impaired based on our assessment of future demand and the suitability of the identified rigs in light of this demand. Estimated fair value for these drilling rigs was determined using significant unobservable inputs (Level 3) based on a market approach.

We recognized $2.9 million and $8.7 million of impairment charges during the Current Predecessor Period and Prior Predecessor Period, respectively, for drilling-related services equipment that we deemed to be impaired based on the expected future cash flows of this equipment. The estimated fair value for the drilling-related services equipment was determined using significant unobservable inputs (Level 3) based on a market approach.

We recognized $2.7 million of impairment charges during the Prior Predecessor Period for certain trucking and water disposal equipment that we deemed to be impaired based on expected future cash flows of this equipment. Estimated fair value for the trucking and fluid disposal equipment was determined using significant unobservable inputs (Level 3) based on an income approach.

We recognized impairment charges of a nominal amount, $2.9 million, $1.6 million and $2.0 million during the Current Predecessor Quarter, Current Predecessor Period, Prior Predecessor Quarter and Prior Predecessor Period, respectively, related to certain other property and equipment that we deemed to be impaired based on our assessment of the market value and expected future cash flows of the long-lived asset. Estimated fair value for this property and equipment was determined using significant unobservable inputs (Level 3) based on an income approach.

The assumptions used in our impairment evaluation for long-lived assets are inherently uncertain and require management’s judgment.

11.	Debt

As of September 30, 2016 and December 31, 2015, our long-term debt consisted of the following (in thousands):

	Successor	Predecessor
	September 30, 2016	December 31, 2015
6.625% Senior Notes due 2019	$—	$650,000
6.50% Senior Notes due 2022	—	450,000
Term Loans	428,347	493,250

Total debt	428,347	1,593,250
Less: Current portion of long-term debt	5,000	5,000
Less: Unamortized deferred financing costs	—	23,658

Total long-term debt	$423,347	$1,564,592

2019 Senior Notes

In October 2011, we issued $650.0 million in aggregate principal amount of 6.625% Senior Notes due 2019. The filings of the Bankruptcy Petitions described in Note 2 constituted an event of default with respect to the 2019 Notes. The Company did not make the payment of $21.5 million in accrued interest that was due on May 15, 2016. The amount of contractual interest on the 2019 Notes that was not recorded from June 7, 2016 through July 31, 2016 was $6.5 million.

On the Effective Date, by operation of the Plan, all outstanding obligations under the 2019 Notes were cancelled.

2022 Senior Notes

In June 2014, we issued $500.0 million in aggregate principal amount of 6.50% Senior Notes due 2022. The filings of the Bankruptcy Petitions described in Note 2 constituted an event of default with respect to the 2022 Notes. The Company did not make the payment of $14.6 million in accrued interest that was due on July 15, 2016. The amount of contractual interest on the 2022 Notes that was not recorded from June 7, 2016 through July 31, 2016 was $4.4 million.

On the Effective Date, by operation of the Plan, all outstanding obligations under the 2022 Notes were cancelled.

During the Prior Predecessor Quarter, we repurchased and cancelled $10.0 million in aggregate principal amount of the 2022 Notes for $4.9 million. We recognized gains on extinguishment of debt of $5.0 million, which included accelerated amortization of deferred financing costs of $0.1 million. During the Prior Predecessor Period, we repurchased and cancelled $50.0 million in aggregate principal amount of the 2022 Notes in multiple transactions for $31.3 million. We recognized gains on extinguishment of debt of $18.1 million, which included accelerated amortization of deferred financing costs of $0.6 million.

Term Loans

In June 2014, we entered into a $400.0 million seven-year term loan credit agreement (the “Term Loan”). Borrowings under the Term Loan bear interest at our option at either (i) the Base Rate, calculated as the greatest of (1) the Bank of America, N.A. prime rate, (2) the federal funds rate plus 0.50% and (3) a one-month London Interbank Offered Rate (“LIBOR”) rate adjusted daily plus 1.00% or (ii) LIBOR, with a floor of 0.75%, plus, in each case, an applicable margin. The applicable margin for borrowings is 2.00% for Base Rate loans and 3.00% for LIBOR loans, depending on whether the Base Rate or LIBOR is used, provided that if and for so long as the leverage ratio is less than a certain level and the term loans have certain ratings from each of S&P and Moody’s, such margins will be reduced by 0.25%. As of September 30, 2016, the applicable rate for borrowing under the Term Loan was 3.75%. The Term Loan is repayable in equal consecutive quarterly installments equal to 0.25% (1.00% per annum) of the original principal amount of the Term Loan and will mature in full on June 25, 2020.

Obligations under the Term Loan are guaranteed jointly and severally by all of our present and future direct and indirect wholly-owned material domestic subsidiaries, other than certain excluded subsidiaries. Amounts borrowed under the Term Loan are secured by liens on all of our equity interests in our current and future subsidiaries, and all of our subsidiaries’ present and future real property, equipment (including drilling rigs and frac spread equipment), fixtures and other fixed assets.

We may prepay all or a portion of our Term Loan at any time. Borrowings under our Term Loan may be subject to mandatory prepayments with the net cash proceeds of certain issuances of debt, certain asset sales and other dispositions and certain condemnation events, and with excess cash flow in any calendar year in which our leverage ratio exceeds 3.25 to 1.00. The Term Loan contains various covenants and restrictive provisions which limit our ability to (1) enter into asset sales; (2) incur additional indebtedness; (3) make investments or loans and create liens; (4) pay certain dividends or make other distributions and (5) engage in transactions with affiliates.

On May 13, 2015, we entered into an incremental term supplement to the Term Loan and borrowed $100.0 million in aggregate principal amount (the “Incremental Term Loan”), receiving net proceeds of $94.5 million.

Borrowings under the Incremental Term Loan bear interest at our option at either (i) LIBOR, with a floor of 1.00% or (ii) the Base Rate, calculated as the greatest of (1) the Bank of America, N.A. prime rate, (2) the federal funds rate plus 0.50% and (3) a one-month LIBOR rate adjusted daily plus 1.00%, plus, in each case, an applicable margin. The applicable margin for borrowings is 9.00% for LIBOR loans and 8.00% for Base Rate loans, depending on whether the Base Rate or LIBOR is used. As of September 30, 2016, the applicable rate for borrowing under the Incremental Term Loan was 10%. The Incremental Term Loan is payable in equal consecutive quarterly installments equal to 0.25% (1.00% per annum) of the original principal amount of the Incremental Term Loan and will mature in full on June 25, 2021.

Obligations under the Incremental Term Loan are guaranteed jointly and severally by all of our present and future direct and indirect wholly-owned material domestic subsidiaries, other than certain excluded subsidiaries. Amounts borrowed under the Incremental Term Loan are secured by liens on all of our equity interests in our current and future subsidiaries, and all of our subsidiaries’ present and future real property, equipment (including drilling rigs and frac spread equipment), fixtures and other fixed assets.

We may prepay all or a portion of our Incremental Term Loan at any time. Borrowings under our Incremental Term Loan may be subject to mandatory prepayments with the net cash proceeds of certain issuances of debt, certain asset sales and other dispositions and certain condemnation events, and with excess cash flow in any calendar year in which our leverage ratio exceeds 3.25 to 1.00. The Incremental Term Loan contains various covenants and restrictive provisions which limit our ability to (1) enter into asset sales; (2) incur additional indebtedness; (3) make investments or loans and create liens; (4) pay certain dividends or make other distributions and (5) engage in transactions with affiliates. All prepayments of the Incremental Term Loan, except for mandatory prepayments described above, if made on or prior to the 42-month anniversary of the Incremental Term Loan, are subject to a prepayment premium equal to (i) a make-whole premium determined pursuant to a formula set forth in the Incremental Term Loan if made on or prior to the 18-month anniversary of the Incremental Term Loan, (ii) 5.00% of such principal amount if made after the 18-month anniversary and on or prior to the 30-month anniversary of the Incremental Term Loan, or (iii) 3.00% of such principal amount if made after the 30-month anniversary and on or prior to the 42-month anniversary of the Incremental Term Loan.

The filings of the Bankruptcy Petitions described in Note 2 constituted an event of default with respect to the Term Loan and the Incremental Term Loan. Upon the Effective Date of the Plan, such defaults were deemed cured or waived. As outlined in the Plan, we paid a consent fee equal to 2% of the Term Loan and Incremental Term Loan, paid $15.0 million of the Incremental Term Loan balance and the Incremental Term Loan prepayment premium was suspended for an 18-month period beginning on the Effective Date of the Plan.

On the Effective Date, by operation of the Plan, the Company entered into an amendment to the Term Loan and related guaranty agreement that, among other things, requires us to use commercially reasonable efforts to maintain credit ratings with Moody’s Investor Service, Inc. and Standard & Poor’s Rating Services, restrict our ability to create foreign subsidiaries, and revise certain provisions to address the granting of new liens on our assets.

In addition, on the Effective Date, by operation of the Plan, the Company entered into a waiver in respect of the Incremental Term Loan (the “Incremental Term Loan Waiver”) whereby the incremental term lenders agreed to waive their right to any prepayment premium that may be payable in respect of the Incremental Term Loan (other than in connection with a pre-maturity acceleration of the Incremental Term Loan) for a period of eighteen months following the Effective Date. The Company also entered into an amendment to the Incremental Term Loan and the related guaranty agreement to revise certain provisions to address the granting of new liens on our assets.

On the Effective Date, by operation of the Plan, the Company entered into new amended and restated security documentation in connection with the Term Loan and Incremental Term Loan that grants liens on and security interests in substantially all of our assets (subject to certain exclusions). The Company also entered into an inter-creditor agreement with the agents for the New ABL Credit Facility, the Term Loan and the Incremental Term Loan that will govern the rights of its lenders with respect to the distribution of proceeds from our assets securing our obligations under the New ABL Credit Facility, the Term Loan and the Incremental Term Loan.

Senior Secured Debtor-In-Possession Credit Agreement

On June 8, 2016, in connection with the filings of the Bankruptcy Petitions, the Company, with certain of our subsidiaries as borrowers, entered into a senior secured debtor-in-possession credit facility with total commitments of $100.0 million.

On the Effective Date, by operation of the Plan, the DIP Facility was amended and restated, and the outstanding obligations pursuant thereto were converted to obligations under the New ABL Credit Facility.

New ABL Credit Facility

On the Effective Date, by operation of the Plan, certain of our domestic subsidiaries as borrowers entered into a five-year senior secured revolving credit facility with total commitments of $100.0 million. The maximum amount that we may borrow under the New ABL Credit Facility is subject to the borrowing base, which is based on a percentage of eligible accounts receivable, subject to reserves and other adjustments.

All obligations under the New ABL Credit Facility are fully and unconditionally guaranteed jointly and severally by the Company and all of our other present and future direct and indirect material domestic subsidiaries. Borrowings under the New ABL Credit Facility are secured by liens on substantially all of our personal property, and bear interest at our option at either (i) the Base Rate, calculated as the greatest of (1) the rate of interest publicly announced by Wells Fargo Bank, National Association, as its “prime rate,” subject to each increase or decrease in such prime rate effective as of the date such change occurs, (2) the federal funds effective rate plus 0.50% and (3) the one-month LIBOR Rate plus 1.00%, each of which is subject to an applicable margin, or (ii) LIBOR, plus, in each case, an applicable margin. The applicable margin ranges from 1.00% to 1.50% per annum for Base Rate loans and 2.00% to 2.50% per annum for LIBOR loans. The unused portion of the New ABL Credit Facility is subject to a commitment fee that varies from 0.375% to 0.50% per annum, according to average unused amounts. Interest on LIBOR loans is payable at the end of the selected interest period, but no less frequently than quarterly. Interest on Base Rate loans is payable monthly in arrears.

The New ABL Credit Facility contains various covenants and restrictive provisions which limit our ability to (1) enter into asset sales; (2) incur additional indebtedness; (3) make investments or loans and create liens; (4) pay certain dividends or make other distributions and (5) engage in transactions with affiliates. The New ABL Credit Facility also requires maintenance of a fixed charge coverage ratio based on the ratio of consolidated EBITDA to fixed charges, in each case as defined in the New ABL Credit Facility. If we fail to perform our obligations under the agreement that results in an event of default, the commitments under the New ABL Credit Facility could be terminated and any outstanding borrowings under the New ABL Credit Facility may be declared immediately due and payable. The New ABL Credit Facility also contains cross default provisions that apply to our other indebtedness.

As of September 30, 2016, no borrowings were outstanding under the New ABL Credit Facility.

12.	Other Current Liabilities

Other current liabilities as of September 30, 2016 and December 31, 2015 are detailed below (in thousands):

	Successor	Predecessor
	September 30, 2016	December 31, 2015
Payroll-related accruals	$14,100	$21,561
Accrued operating expenses	9,814	29,760
Self-insurance reserves	9,011	9,718
Income, property, sales, use and other taxes	4,347	8,336
Accrued capital expenditures	4,019	5,993
Interest	3,752	22,950

Total Other Current Liabilities	$45,043	$98,318

13.	Commitments and Contingencies

Operating Leases

As of September 30, 2016, we were party to five lease agreements with various third parties to utilize 724 lease rail cars for initial terms of five to seven years. Additional rental payments are required for the use of rail cars in excess of the allowable mileage stated in the respective agreement.

As of September 30, 2016, we were also party to various lease agreements for other property and equipment with varying terms.

Aggregate undiscounted minimum future lease payments under our operating leases at September 30, 2016 are presented below:

	Rail Cars	Other	Total
	(In thousands)
Remainder of 2016	$1,006	$206	$1,212
2017	3,290	373	3,663
2018	2,165	240	2,405
2019	1,331	30	1,361
2020	490	—	490

Total	$8,282	$849	$9,131

Rent expense for real property, rail cars and other property and equipment was $1.0 million, $0.7 million and $4.1 million, for the Current Successor Quarter, Current Predecessor Quarter and Current Predecessor Period, respectively, and $2.2 million and $6.2 million for the Prior Predecessor Quarter and Prior Predecessor Period, respectively. These expenses are included in operating costs in our condensed consolidated statements of operations.

Other Commitments

Much of the equipment we purchase requires long production lead times. As a result, we usually have outstanding orders and commitments for such equipment. As of September 30, 2016, we had $2.6 million of purchase commitments related to future capital expenditures that we expect to incur in the fourth quarter of 2016.

Litigation

While the filing of the Bankruptcy Petitions automatically stayed certain actions against the Company, including actions to collect pre-petition indebtedness or to exercise control over the property of its bankruptcy estates, the Company received an order from the Bankruptcy Court allowing it to pay all general claims, including claims of litigation counterparties, in the ordinary course of business in accordance with applicable non-bankruptcy laws notwithstanding the commencement of the Chapter 11 cases. The Plan confirmed in the Chapter 11 cases provides for the treatment of claims against the Company’s bankruptcy estates, including pre-petition liabilities that have not otherwise been satisfied or addressed during the Chapter 11 cases.

On the Effective Date, by operation of the Plan, the Company, on its behalf and on behalf of its subsidiaries, entered into a Litigation Trust Agreement (the “Litigation Trust Agreement”) with Alan Carr (the “Trustee”), pursuant to which the Litigation Trust (the “Trust”) was established for the benefit of specified holders of allowed claims. Pursuant to the Plan and the Confirmation Order, the Company transferred specified claims and causes of action to the Trust with title to such claims and causes of action being free and clear of all liens, claims, encumbrances, and interests. In addition, pursuant to the Plan and Confirmation Order, the Company transferred $50,000 in cash to the Trust to pay the reasonable costs and expenses associated with the administration of the Trust. The Trustee may prosecute the transferred claims and causes of action and conduct such other action as described in and authorized by the Plan, make timely and appropriate distributions to the beneficiaries of the Trust, and otherwise carry out the provisions of the Litigation Trust Agreement. The Company is not a beneficiary of the Trust.

We are involved in various lawsuits and disputes incidental to our business operations, including commercial disputes, personal injury claims, property damage claims and contract actions. We record an associated liability when a loss is probable and the amount can be reasonably estimated. Although the outcome of litigation cannot be predicted with certainty, management is of the opinion that no pending or threatened lawsuit or dispute incidental to our business operations is likely to have a material adverse effect on our consolidated financial position, results of operations or cash flows. The final resolution of such matters could exceed amounts accrued and actual results could differ materially from management’s estimates.

Self-Insured Reserves

We are self-insured up to certain retention limits with respect to workers’ compensation and general liability matters. We maintain accruals for self-insurance retentions that we estimate using third-party data and claims history. Included in operating costs is workers’ compensation expense (credits) of $0.5 million, $0.3 million and $2.4 million for the Current Successor Quarter, Current Predecessor Quarter and Current Predecessor Period, respectively, and ($0.6) million and $4.1 million for the Prior Predecessor Quarter and Prior Predecessor Period, respectively.

14.	Stock-Based Compensation

2014 Incentive Plan

Upon the Company’s emergence from bankruptcy on August 1, 2016, as discussed in Note 2, the Company’s common stock was canceled and New Common Stock was issued. SSE’s existing stock-based compensation awards under the stock-based compensation program prior to emergence from bankruptcy (the “2014 Incentive Plan”) were also either vested or canceled upon the Company’s emergence from bankruptcy. Accelerated vesting and cancellation of these stock-based compensation awards resulted in the recognition of expense, on the date of vesting or cancellation, to record any previously unamortized expense related to the awards. During the Current Predecessor Quarter, the Company recognized expense of $25.1 million as a result of the vestings and cancellations, which is included in reorganization items, net in the statement of operations.

The 2014 Incentive Plan consisted of restricted stock available to employees and stock options. The restricted stock awards and stock options were equity-classified awards. Included in operating costs and general and administrative expenses is stock-based compensation expense of $1.3 million, $12.3 million, $9.9 million and $32.4 million for the Current Predecessor Quarter, Current Predecessor Period, Prior Predecessor Quarter and Prior Predecessor Period, respectively, related the to 2014 Incentive Plan.

2016 Omnibus Incentive Plan

In accordance with the Plan, on September 20, 2016, the Company adopted the 2016 Omnibus Incentive Plan. Our stock-based compensation program currently consists of restricted stock units available to employees and directors, which are equity-classified awards. The aggregate number of shares of common stock reserved for issuance pursuant to the 2016 Omnibus Incentive Plan is 2,200,000.

The fair value of the restricted stock units is determined based on the fair market value of SSE common shares on the date of grant. This value is amortized over the vesting period. Included in operating costs and general and administrative expenses is stock-based compensation expense of $8.2 million for the Current Successor Quarter related to the 2016 Omnibus Incentive Plan.

A summary of the status of changes of unvested shares of restricted stock units under the 2016 Omnibus Incentive Plan is presented below:

	Number of Unvested Restricted Shares	Weighted Average Grant-Date Fair Value
	(In thousands)
Unvested shares as of September 20, 2016	—	$—
Granted	1,945	$17.31
Vested	(473)	$17.31
Forfeited	—	$—

Unvested shares as of September 30, 2016	1,472	$17.31

As of September 30, 2016, there was $25.5 million of total unrecognized compensation cost related to the unvested restricted stock units. The cost is expected to be recognized over a period of 36 months.

Performance Share Units

We also recognize compensation expense (benefit) related to performance share units (“PSUs”) granted by Chesapeake Energy Corporation (“CHK”) to our chief executive officer. Following the spin-off, compensation expense is recognized through the changes in fair value of the PSUs over the vesting period with a corresponding adjustment to equity and any related cash obligations are the responsibility of CHK. We recognized (credits) of ($0.4) million, ($0.1) million and ($1.3) million related to these PSUs for the Current Predecessor Period, Prior Predecessor Quarter and Prior Predecessor Period, respectively.

15.	Income Taxes

Our effective tax rate was 0%, 71% and 28% for the Current Successor Quarter, Current Predecessor Quarter and Current Predecessor Period, respectively, and 27% and 32% for the Prior Predecessor Quarter and Prior Predecessor Period, respectively. The decrease in the effective income tax rate for the Current Successor Quarter is primarily due to the tax benefit at expected rates being offset by a full valuation allowance. The increase in the effective income tax rate for the Current Predecessor Quarter was primarily the result of the tax effect of reorganization adjustments. Further, our effective tax rate can fluctuate as a result of state income taxes, permanent differences and changes in pre-tax income.

As of the bankruptcy emergence date of August 1, 2016, we are in a net deferred tax asset position and based on our anticipated operating results in subsequent quarters, we project being in a net deferred tax asset position at December 31, 2016. We believe it is more likely than not that these deferred tax assets will not be realized, and accordingly, have recorded a full valuation allowance against our net deferred tax assets. In connection with the Company’s emergence from Chapter 11 and subsequent application of fresh-start accounting, we recorded a valuation allowance of $219.6 million in the Current Predecessor Quarter. In the Current Successor Quarter we recorded a valuation allowance of $12.9 million, which reduced our income tax benefit to zero in the period.

A valuation allowance for deferred tax assets, including net operating losses, is recognized when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. To assess that likelihood, we use estimates and judgment regarding our future taxable income, as well as the jurisdiction in which such taxable income is generated, to determine whether a valuation allowance is required. Such evidence can include our current financial position, our results of operations, both actual and forecasted, the reversal of deferred tax liabilities, and tax planning strategies as well as the current and forecasted business economics of our industry.

The benefit of an uncertain tax position taken or expected to be taken on an income tax return is recognized in the consolidated financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority. Interest and penalties, if any, related to uncertain tax positions would be recorded in interest expense and other expense, respectively. There were no uncertain tax positions at September 30, 2016 and December 31, 2015.

As described in Note 2, elements of the Plan provided that our 2019 Notes and 2022 Notes were exchanged for New Common Stock. Absent an exception, a debtor recognizes cancellation of indebtedness income (“CODI”) upon discharge of its outstanding indebtedness for an amount of consideration that is less than its adjusted issue price. The Code provides that a debtor in a Chapter 11 bankruptcy case may exclude CODI from taxable income but must reduce certain of its tax attributes by the amount of any CODI realized as a result of the consummation of a plan of reorganization. The amount of CODI realized by a taxpayer is determined based on the fair market value of the consideration received by the creditors in settlement of outstanding indebtedness. As a result of the market value of equity upon emergence from Chapter 11 bankruptcy proceedings, the estimated amount of CODI is approximately $625.3 million, which will reduce the value of the Company’s net operating losses. The actual reduction in tax attributes does not occur until the first day of the Company’s tax year subsequent to the date of emergence, or January 1, 2017. The reduction of net operating losses is expected to be fully offset by a corresponding decrease in valuation allowance.

The Code provides an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in-losses, against future taxable income in the event of a change in ownership. Emergence from Chapter 11 bankruptcy proceedings resulted in a change in ownership for purposes of the Code. The amount of remaining net operating loss carryforward available after the reduction for CODI will be subject to an annual limitation under Section 382 of the Code due to the change in ownership.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes,” which simplifies the presentation of deferred income taxes by requiring deferred tax liabilities and assets be classified as noncurrent in the balance sheet. ASU 2015-17 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early adoption permitted. We elected to adopt this change in accounting principle prospectively as of the bankruptcy emergence date of August 1, 2016, and therefore prior years are no longer comparable. The adoption of this standard had no immediate impact on our financial statements due to the full valuation allowance as of September 30, 2016.

16.	Equity Method Investment

Effective June 6, 2016, we assigned our 49% ownership of the membership interest in Maalt Specialized Bulk, L.L.C. (“Maalt”) back to the majority owners. We use the equity method of accounting to account for our investment in Maalt, which had a zero value as of June 6, 2016. We recorded equity method adjustments to our investment of ($0.2) million and $0.9 million for our share of Maalt’s income (loss) for the Prior Predecessor Quarter and Prior Predecessor Period, respectively.

We reviewed our equity method investment for impairment whenever certain impairment indicators existed, including the absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. A loss in value of an investment which is other than a temporary decline should be recognized. We estimated that the fair value of our investment in Maalt was approximately zero as of December 31, 2015, which was below the carrying value of the investment and resulted in a non-cash impairment charge of $8.8 million during the year ended December 31, 2015. Estimated fair value for our investment in Maalt was determined using significant unobservable inputs (Level 3) based on an income approach.

17.	Fair Value Measurements

The fair value measurement standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an “exit price”). Authoritative guidance on fair value measurements and disclosures clarifies that a fair value measurement for a liability should reflect the entity’s non-performance risk. In addition, a fair value hierarchy is established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

Level 1- Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2- Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3- Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources.

Fair Value on Recurring Basis

The carrying values of cash, trade receivables and trade payables are considered to be representative of their respective fair values due to the short-term nature of these instruments.

Fair Value on Non-Recurring Basis

Fair value measurements were applied with respect to our non-financial assets and liabilities measured on a non-recurring basis, which consist primarily of long-lived asset impairments based on Level 3 inputs. See Note 10 for additional discussion.

Fair Value of Other Financial Instruments

The fair values of the Note Receivable and our debt are the estimated amounts that a market participant would pay to purchase the Note Receivable or our debt, including any premium or discount attributable to the difference between the stated interest rate and market rate of interest at the balance sheet date. Fair values are based on quoted market prices or average valuations of similar debt instruments at the balance sheet date for those debt instruments for which quoted market prices are not available. Estimated fair values are determined by using available market information and valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

	Successor		Predecessor
	September 30, 2016		December 31, 2015
	Carrying Amount	Fair Value (Level 2)	Carrying Amount	Fair Value (Level 2)
Financial assets:
Note Receivable	$20,827	$20,723	$27,000	$17,842
Financial liabilities:
6.625% Senior Notes due 2019	$—	$—	$642,713	$221,975
6.5% Senior Notes due 2022	$—	$—	$444,701	$71,865
Term Loans	$428,347	$426,142	$482,178	$371,080

Less: Current portion of long-term debt	$5,000		$5,000

Total long-term debt	$423,347		$1,564,592

18.	Concentration of Credit Risk and Major Customers

Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Accounts receivable from CHK and its affiliates were $68.2 million and $109.6 million as of September 30, 2016 and December 31, 2015, representing 62% and 65%, respectively, of our total accounts receivable.

Revenues from CHK and its affiliates were $42.1 million, $22.3 million and $217.6 million for the Current Successor Quarter, Current Predecessor Quarter and Current Predecessor Period, or 53%, 55% and 65%, respectively, of our total revenues. Revenues from CHK and its affiliates were $136.0 million and $656.5 million for the Prior Predecessor Quarter and Prior Predecessor Period, or 64% and 70%, respectively, of our total revenues. We believe that the loss of this customer would have a material adverse effect on our operating results as there can be no assurance that replacement customers would be identified and accessed in a timely fashion.

Included in total revenues are amounts related to idle-but-contracted (“IBC”) payments of $16.5 million, $9.2 million and $80.7 million for the Current Successor Quarter, Current Predecessor Quarter and Current Predecessor Period, respectively, and $22.6 million and $49.6 million for the Prior Predecessor Quarter and Prior Predecessor Period, respectively. The Company has continued to diversify its customer base as, excluding IBC revenues, non-CHK revenue as a percentage of total revenue was 58%, 55% and 42% for the Current Successor Quarter, Current Predecessor Quarter and Current Predecessor Period, respectively, compared to 38% and 31% for the Prior Predecessor Quarter and Prior Predecessor Period, respectively. See Note 19 for further discussion of agreements entered into with CHK as part of the spin-off, including a services agreement and rig-specific daywork drilling contracts.

19.	Transactions with CHK

Prior to the completion of our spin-off on June 30, 2014, we were a wholly owned subsidiary of CHK, and transactions between us and CHK (including its subsidiaries) were considered to be transactions with affiliates. Subsequent to June 30, 2014, CHK and its subsidiaries are not considered affiliates of us or any of our subsidiaries. We have disclosed below agreements entered into between us and CHK prior to the completion of our spin-off.

On June 25, 2014, we entered into a master separation agreement and several other agreements with CHK as part of the spin-off. The master separation agreement entered into between CHK and us governs the separation of our businesses from CHK, the distribution of our shares to CHK shareholders and other matters related to CHK’s relationship with us, including cross-indemnities between us and CHK. In general, CHK agreed to indemnify us for any liabilities relating to CHK’s business and we agreed to indemnify CHK for any liabilities relating to our business.

On June 25, 2014, we entered into a tax sharing agreement with CHK, which governs the respective rights, responsibilities and obligations of CHK and us with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and certain other matters regarding taxes.

On June 25, 2014, we entered into an employee matters agreement with CHK providing that each company has responsibility for our own employees and compensation plans. The agreement also contains provisions concerning benefit protection for both SSE and CHK employees, treatment of holders of CHK stock options, restricted stock, restricted stock units and performance share units, and cooperation between us and CHK in the sharing of employee information and maintenance of confidentiality.

On June 25, 2014, we entered into a transition services agreement with CHK under which CHK provides or makes available to us various administrative services and assets for specified periods beginning on the distribution date. In consideration for such services, we pay CHK fees, a portion of which is a flat fee, generally in amounts intended to allow CHK to recover all of its direct and indirect costs incurred in providing those services. These charges from CHK were $8.3 million for the Prior Predecessor Period. This agreement was terminated during the second quarter of 2015.

We are party to a master services agreement with CHK pursuant to which we provide drilling and other services and supply materials and equipment to CHK. Drilling services are typically provided pursuant to rig-specific daywork drilling contracts similar to those we use for other customers. The specific terms of each request for other services are typically set forth in a field ticket, purchase order or work order. The master services agreement contains general terms and provisions, including minimum insurance coverage amounts that we are required to maintain and confidentiality obligations with respect to CHK’s business, and allocates certain operational risks between CHK and us through indemnity provisions. The master services agreement will remain in effect until we or CHK provides 30 days written notice of termination, although such agreement may not be terminated during the term of the services agreement described below.

Prior to the spin-off, we were party to a services agreement with CHK under which CHK guaranteed the utilization of a portion of our drilling rig and hydraulic fracturing fleets during the term of the agreement. In connection with the spin-off, we entered into new services agreements with CHK which supplements the master services agreement. Under the new services agreement, CHK is required to utilize the lesser of (i) seven, five and three of our pressure pumping crews in years one, two and three of the agreement, respectively, or (ii) 50% of the total number of all pressure pumping crews working for CHK in all its operating regions during the respective year. CHK is required to utilize our pressure pumping services for a minimum number of stages as set forth in the agreement. CHK is entitled to terminate the agreement in certain situations, including in the event we fail to materially comply with the overall quality of service provided by similar service providers. Additionally, CHK’s requirement to utilize our services may be suspended under certain circumstances, such as if we are unable to timely accept and supply services ordered by CHK or as a result of a force majeure event.

In connection with the spin-off, we entered into rig-specific daywork drilling contracts with CHK for the provision of drilling services. The drilling contracts had a commencement date of July 1, 2014 and terms ranging from three months to three years. CHK has the right to terminate the drilling contracts under certain circumstances.

20.	Segment Information

As of September 30, 2016, our revenues, income (loss) before income taxes and identifiable assets are primarily attributable to three reportable segments. During the three months ended June 30, 2015, we sold the remaining business and assets included in the oilfield trucking segment. Our former oilfield trucking segment’s historical results for periods prior to the sales continue to be included in our historical financial results as a component of continuing operations as reflected in the tables below.

Each of these segments represents a distinct type of business. These segments have separate management teams which report to our chief operating decision maker. The results of operations in these segments are regularly reviewed by the chief operating decision maker for purposes of determining resource allocation and assessing performance. Management evaluates the performance of our segments based upon adjusted earnings before interest, taxes and depreciation and amortization.

Prior to 2016, the information that was regularly reviewed by our chief operating decision maker included general and administrative expenses that were allocated to each of our reportable segments for corporate overhead functions provided by the Other Operations segment on behalf of our reportable segments. Effective January 1, 2016, we no longer allocate general and administrative expenses to our reportable segments from the Other Operations segment in the information that is reviewed by our chief operating decision maker. For comparability purposes, this change has been reflected through retroactive revision of three and nine months ended September 30, 2015 segment information.

The following is a description of our segments and other operations:

Drilling. Our drilling segment provides land-based drilling services. As of September 30, 2016, we owned a fleet of 90 land drilling rigs.

Hydraulic Fracturing. Our hydraulic fracturing segment provides land-based hydraulic fracturing and other well stimulation services. As of September 30, 2016, we owned 13 hydraulic fracturing fleets with an aggregate of 500,000 horsepower.

Oilfield Rentals. Our oilfield rentals segment provides premium rental tools for land-based drilling, completion and workover activities.

Former Oilfield Trucking. Our oilfield trucking segment historically provided drilling rig relocation and logistics services as well as fluid handling services. During the three months ended June 30, 2015, we sold Hodges and sold our water hauling assets. As part of the spin-off, we sold our crude hauling assets to a third party. As of June 30, 2015, there were no remaining assets or operations in the oilfield trucking segment, although we do have ongoing liabilities, primarily related to insurance claims, whose income statement impact is charged to general and administrative expense. Our former oilfield trucking segment’s historical results for periods prior to the sale continue to be included in our historical financial results as a component of continuing operations as reflected in the tables below.

Other Operations. Our other operations consists primarily of our corporate functions, including our Term Loans and New ABL Credit Facility for the Successor period and 2019 Notes, 2022 Notes, Term Loans and ABL Credit Facility for the Predecessor periods.

	Drilling	Hydraulic Fracturing	Oilfield Rentals	Other Operations	Intercompany Eliminations	Consolidated Total
	(In thousands)
Successor
For the Two Months Ended September 30, 2016
Revenues	$42,999	$30,540	$6,173	$521	$(577)	$79,656
Intersegment revenues	(30)	—	(26)	(521)	577	—

Total revenues	$42,969	$30,540	$6,147	$—	$—	$79,656

Depreciation and amortization	11,710	14,002	3,966	1,530	—	31,208
(Gains) losses on sales of property and equipment, net	(77)	40	(750)	(11)	—	(798)
Interest expense	—	—	—	(6,185)	—	(6,185)
Other income	56	3	81	746	—	886
Reorganization items, net	—	—	—	(246)	—	(246)
Income (Loss) Before Income Taxes	$12,477	$(22,580)	$(2,704)	$(23,721)	$—	$(36,528)
As of September 30, 2016:
Total Assets	$568,959	$171,964	$43,361	$188,669	$—	$972,953

	Drilling	Hydraulic Fracturing	Oilfield Rentals	Former Oilfield Trucking	Other Operations	Intercompany Eliminations	Consolidated Total
	(In thousands)
Predecessor
For The One Month Ended July 31, 2016
Revenues	$20,085	$17,502	$2,861	$—	$692	$(702)	$40,438
Intersegment revenues	—	—	(10)	—	(692)	702	—

Total revenues	$20,085	$17,502	$2,851	$—	$—	$—	$40,438

Depreciation and amortization	11,999	7,399	2,425	—	1,079	—	22,902
Losses on sales of property and equipment, net	243	19	9	—	14	—	285
Impairments and other	—	—	—	—	22	—	22
Interest expense	—	—	—	—	(2,374)	—	(2,374)
Other income	58	9	2	—	322	—	391
Reorganization items, net	(514,627)	(45,046)	(18,966)	—	562,174	—	(16,465)
(Loss) Income Before Income Taxes	$(514,216)	$(58,609)	$(21,242)	$—	$554,325	$—	$(39,742)

For The Three Months Ended September 30, 2015:
Revenues	$80,782	$118,137	$15,122	$—	$2,112	$(2,612)	$213,541
Intersegment revenues	(434)	—	(75)	—	(2,103)	2,612	—

Total revenues	$80,348	$118,137	$15,047	$—	$9	$—	$213,541

Depreciation and amortization	38,197	17,833	8,912	—	3,912	—	68,854
Losses (gains) on sales of property and equipment, net	1,952	172	(329)	—	9	—	1,804

	Drilling	Hydraulic Fracturing	Oilfield Rentals	Former Oilfield Trucking	Other Operations	Intercompany Eliminations	Consolidated Total
	(In thousands)
Impairments and other	—	—	—	—	1,566	—	1,566
Interest expense	—	—	—	—	(25,480)	—	(25,480)
Gains on early extinguishment of debt	—	—	—	—	4,975	—	4,975
Loss from equity investee	—	(230)	—	—	—	—	(230)
Other income	402	102	27	—	411	—	942
Loss Before Income Taxes (as Previously Reported)	$(8,703)	$(10,855)	$(10,028)	$—	$(36,488)	$—	$(66,074)
Corporate overhead allocation	7,725	6,789	2,379	—	(16,893)	—	—
Loss Before Income Taxes (as Adjusted)	$(978)	$(4,066)	$(7,649)	$—	$(53,381)	$—	(66,074)

Predecessor
For The Seven Months Ended July 31, 2016
Revenues	$154,813	$160,723	$18,597	$—	$4,842	$(5,056)	$333,919
Intersegment revenues	(19)	—	(195)	—	(4,842)	5,056	—

Total revenues	$154,794	$160,723	$18,402	$—	$—	$—	$333,919

Depreciation and amortization	87,160	49,124	18,773	—	7,368	—	162,425
Losses (gains) on sales of property and equipment	1,211	66	(425)	—	(4)	—	848
Impairments and other	3,205	—	287	—	2,624	—	6,116
Interest expense	—	—	—	—	(48,116)	—	(48,116)
Other income	362	349	3	—	1,604	—	2,318
Reorganization items, net	(514,627)	(45,046)	(18,966)	—	548,747	—	(29,892)
Income (Loss) Before Income Taxes	$(509,157)	$(91,966)	$(39,638)	$—	$425,920	$—	$(214,841)

For The Nine Months Ended September 30, 2015
Revenues	$347,311	$483,565	$65,808	$45,512	$6,285	$(10,025)	$938,456
Intersegment revenues	(465)	—	(511)	(2,773)	(6,276)	10,025	—

Total revenues	$346,846	$483,565	$65,297	$42,739	$9	$—	$938,456

	Drilling	Hydraulic Fracturing	Oilfield Rentals	Former Oilfield Trucking	Other Operations	Intercompany Eliminations	Consolidated Total
	(In thousands)
Depreciation and amortization	125,936	51,915	31,659	8,787	8,482	—	226,779
Loss on sale of a business	—	—	—	—	34,989	—	34,989
Losses (gains) on sales of property and equipment	9,903	171	(777)	5,728	(2)	—	15,023
Impairments and other	12,417	—	—	2,737	1,566	—	16,720
Interest expense	—	—	—	—	(73,964)	—	(73,964)
Gains on early extinguishment of debt	—	—	—	—	18,061	—	18,061
Income from equity investee	—	877	—	—	—	—	877
Other income	395	1,099	33	16	346	—	1,889
Loss Before Income Taxes (as Previously Reported)	$(22,984)	$(2,893)	$(30,008)	$(38,420)	$(140,950)	$—	$(235,255)
Corporate overhead allocation	24,246	19,551	6,483	4,182	(54,462)	—	—
Income (Loss) Before Income Taxes (as Adjusted)	$1,262	$16,658	$(23,525)	$(34,238)	$(195,412)	$—	$(235,255)

As of December 31, 2015:
Total Assets	$1,144,144	$291,584	$92,588	$—	$374,302	$—	$1,902,618

21.	Condensed Consolidating Financial Information

In October 2011, we issued the 2019 Notes with an aggregate principal amount of $650.0 million (see Note 11). On the Effective Date, by operation of the Plan, all outstanding obligations under the 2019 Notes were cancelled (see Note 2). Pursuant to the Indenture governing the 2019 Notes, such notes were fully and unconditionally and jointly and severally guaranteed by SSO’s parent, SSE, and all of SSO’s subsidiaries, other than SSF, which was a co-issuer of the 2019 Notes, and certain immaterial subsidiaries. Each of the subsidiary guarantors was 100% owned by SSO and there were no material subsidiaries of SSO other than the subsidiary guarantors. SSF and Western Wisconsin Sand Company, LLC were minor non-guarantor subsidiaries whose condensed consolidating financial information is included with the subsidiary guarantors. SSE and SSO had independent assets and operations. There were no significant restrictions on the ability of SSO or any subsidiary guarantor to obtain funds from its subsidiaries by dividend or loan.

Set forth below are condensed consolidating financial statements for SSE (“Parent”) and SSO (“Subsidiary Issuer”) on a stand-alone, unconsolidated basis, and their combined guarantor subsidiaries as of December 31, 2015 and for the three and nine months ended September 30, 2015. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the subsidiaries operated as independent entities.

SEVENTY SEVEN ENERGY INC.

Condensed Consolidating Balance Sheet

	Predecessor
	December 31, 2015
	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Assets:
Current Assets:
Cash	$46	$130,602	$—	$—	$130,648
Accounts receivable, net	—	138	164,583	—	164,721
Inventory	—	—	18,553	—	18,553
Deferred income tax asset	—	376	1,123	—	1,499
Prepaid expenses and other	20	37,523	9,324	(29,726)	17,141

Total Current Assets	66	168,639	193,583	(29,726)	332,562

Property and Equipment:
Property and equipment, at cost	—	31,265	2,615,181	—	2,646,446
Less: accumulated depreciation	—	(4,958)	(1,111,068)	—	(1,116,026)

Total Property and Equipment, Net	—	26,307	1,504,113	—	1,530,420

Other Assets:
Deferred financing costs, net	—	1,238	—	—	1,238
Other long-term assets	2,575	114,087	10,901	(89,165)	38,398
Investments in subsidiaries and intercompany advances	575,089	1,415,997	—	(1,991,086)	—

Total Other Assets	577,664	1,531,322	10,901	(2,080,251)	39,636

Total Assets	$577,730	$1,726,268	$1,708,597	$(2,109,977)	$1,902,618

Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable	$58	$517	$53,192	$—	$53,767
Current portion of long-term debt	—	5,000	—	—	5,000
Other current liabilities	14,131	25,276	88,637	(29,726)	98,318

Total Current Liabilities	14,189	30,793	141,829	(29,726)	157,085

Long-Term Liabilities:
Deferred income tax liabilities	—	—	149,788	(89,165)	60,623
Long-term debt, less current maturities	444,701	1,119,891	—	—	1,564,592
Other long-term liabilities	—	495	983	—	1,478

Total Long-Term Liabilities	444,701	1,120,386	150,771	(89,165)	1,626,693

Total Equity	118,840	575,089	1,415,997	(1,991,086)	118,840

Total Liabilities and Stockholders’ Equity	$577,730	$1,726,268	$1,708,597	$(2,109,977)	$1,902,618

SEVENTY SEVEN ENERGY INC.

Condensed Consolidating Statement of Operations

	Predecessor
	Three Months Ended September 30, 2015
	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues:
Revenues	$—	$3	$214,713	$(1,175)	$213,541
Operating Expenses:
Operating costs	—	—	160,889	—	160,889
Depreciation and amortization	—	2,010	66,845	—	68,854
General and administrative	12	10,533	17,338	(1,175)	26,709
Losses on sales of property and equipment, net	—	—	1,804	—	1,804
Impairments and other	—	—	1,566	—	1,566

Total Operating Expenses	12	12,543	248,442	(1,175)	259,822

Operating Loss	(12)	(12,540)	(33,729)	—	(46,281)

Other (Expense) Income:
Interest expense	(7,583)	(17,897)	—	—	(25,480)
Gains on early extinguishment of debt	4,975	—	—	—	4,975
Loss from equity investee	—	—	(230)	—	(230)
Other income	—	223	719	—	942
Equity in net loss of subsidiary	(47,142)	(24,175)	—	71,317	—

Total Other (Expense) Income	(49,750)	(41,849)	489	71,317	(19,793)

Loss Before Income Taxes	(49,762)	(54,389)	(33,240)	71,317	(66,074)
Income Tax Benefit	(1,232)	(7,247)	(9,065)	—	(17,544)

Net Loss	$(48,530)	$(47,142)	$(24,175)	$71,317	$(48,530)

SEVENTY SEVEN ENERGY INC.

Condensed Consolidating Statement of Operations

	Predecessor
	Nine Months Ended September 30, 2015
	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues:
Revenues	$—	$3	$941,302	$(2,849)	$938,456
Operating Expenses:
Operating costs	—	—	731,627	—	731,627
Depreciation and amortization	—	2,872	223,907	—	226,779
General and administrative	39	36,505	61,741	(2,849)	95,436
Loss on sale of a business	—	34,989	—	—	34,989
(Gains) losses on sales of property and equipment, net	—	(19)	15,042	—	15,023
Impairments and other	—	—	16,720	—	16,720

Total Operating Expenses	39	74,347	1,049,037	(2,849)	1,120,574

Operating Loss	(39)	(74,344)	(107,735)	—	(182,118)

Other (Expense) Income:
Interest expense	(24,134)	(49,830)	—	—	(73,964)
Gains on early extinguishment of debt	18,061	—	—	—	18,061
Income from equity investee	—	—	877	—	877
Other income	—	170	1,719	—	1,889
Equity in net loss of subsidiary	(157,215)	(73,895)	—	231,110	—

Total Other (Expense) Income	(163,288)	(123,555)	2,596	231,110	(53,137)

Loss Before Income Taxes	(163,327)	(197,899)	(105,139)	231,110	(235,255)
Income Tax Benefit	(2,527)	(40,684)	(31,244)	—	(74,455)

Net Loss	$(160,800)	$(157,215)	$(73,895)	$231,110	$(160,800)

SEVENTY SEVEN ENERGY INC.

Condensed Consolidating Statements of Cash Flows

	Predecessor
	Nine Months Ended September 30, 2015
	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Cash Flows From Operating Activities:	$(34,101)	$179,172	$437,550	$(318,959)	$263,662

Cash Flows From Investing Activities:
Additions to property and equipment	—	(11,060)	(140,739)	—	(151,799)
Proceeds from sales of assets	—	(172)	18,745	—	18,573
Proceeds from sale of a business	—	15,000	—	—	15,000
Additions to investments	—	—	(112)	—	(112)
Distributions from affiliates	65,407	—	—	(65,407)	—
Other	—	—	3,434	—	3,434

Net cash provided by (used in) investing activities	65,407	3,768	(118,672)	(65,407)	(114,904)

Cash Flows From Financing Activities:
Borrowings from revolving credit facility	—	160,100	—	—	160,100
Payments on revolving credit facility	—	(210,600)	—	—	(210,600)
Payments to extinguish senior notes	(31,305)	—	—	—	(31,305)
Proceeds from issuance of term loan, net of issuance costs	—	94,481	—	—	94,481
Payments on term loan	—	(3,500)	—	—	(3,500)
Deferred financing costs	—	(784)	—	—	(784)
Distributions to affiliates	—	(65,407)	(318,959)	384,366	—
Other	—	(1,822)	—	—	(1,822)

Net cash (used in) provided by financing activities	(31,305)	(27,532)	(318,959)	384,366	6,570

Net increase (decrease) in cash	1	155,408	(81)	—	155,328
Cash, beginning of period	77	733	81	—	891

Cash, end of period	$78	$156,141	$—	$—	$156,219

22.	Recently Issued Accounting Standards

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which amends eight specific cash flow issues with the objective of reducing diversity in practice. This ASU is effective for annual reporting periods beginning after December 15, 2017 with early adoption permitted. We are currently evaluating what impact this standard will have on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation - Stock Compensation,” which modifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016 with early adoption permitted. We are currently evaluating what impact this standard will have on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases,” which modifies the lease recognition requirements and requires entities to recognize the assets and liabilities arising from leases on the balance sheet. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018 with early adoption permitted. We are currently evaluating what impact this standard will have on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall,” which requires separate presentation of financial assets and liabilities on the balance sheet and requires evaluation of the need for valuation allowance of deferred tax assets related to available-for-sale securities. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2017 with early adoption not permitted. We are currently evaluating what impact this standard will have on our consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which changes inventory measured using any method other than LIFO or the retail inventory method (for example, inventory measured using first-in, first-out (FIFO) or average cost) at the lower of cost and net realizable value. ASU 2015-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early adoption permitted. We do not expect the adoption of this guidance will have a material effect on our consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements - Going Concern,” which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early application permitted. We are currently evaluating what impact this standard will have on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)” and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of ASU No. 2014-09 to annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period; the FASB also provided for early adoption for annual reporting periods beginning after December 15, 2016. We are currently evaluating what impact this standard, including related ASU Nos. 2016-08, 2016-10, and 2016-12, will have on our consolidated financial statements.